OMB APPROVAL

                                           OMB Number            3235-0145
                                           Expires:       October 31, 1994
                                           Estimated average burden hours
                                           per response              14.90

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           Schedule 13G


                   Under the Securities Exchange Act of 1934
                       (Amendment No.      4         )*


                            ALBERTO-CULVER COMPANY
                                (Name of Issuer)

                CLASS A COMMON STOCK, $.22 par value per share
                           (Title of Class of Securities)

                                   016068101
                                  (CUSIP Number)


Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO.  016068101             13G

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LEONARD H. LAVIN

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                           (a)

                                                           (b)
3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States


NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH  5    SOLE VOTING POWER

                             2,143,082**
      6    SHARED VOTING POWER

                             115,044**
      7    SOLE DISPOSITIVE POWER

                             2,143,082**
      8    SHARED DISPOSITIVE POWER

                             115,044**

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,258,126**

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

Excluded are 228,764 shares of Class A Common Stock and 1,522,970 shares of Class B Common Stock held in the name of the Reporting Person's spouse as trustee of a trust for her benefit or as trustee or co-trustee of trusts for the benefit of their adult children and grandchildren. The Reporting Person disclaims beneficial ownership of such shares.
                                                               X

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

     17.3%**

12   TYPE OF REPORTING PERSON *

     IN

              * SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Includes shares of  the Issuer's Class B common  stock, $.22 par value (the "Class B Common Stock") which are immediately convertible at the holder's option into shares of Class A Common
Stock.

CUSIP No. 016068101                          SCHEDULE 13G

                 ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.


Item 4.     Ownership.

      (a)   Amount Beneficially Owned:    2,258,126 shares

      (b)   Percentage of Class:          17.3%

      (c)   Number of shares as to
                  which such person has:


             (i)  Sole power to vote:           2,143,0821 shares
            (ii)  Shared power to vote:         115,0442 shares
           (iii)  Sole power to dispose:        2,143,0821 shares
            (iv)  Shared power to dispose:      115,0442 shares




      1 Includes 1,548,230 shares of Class B Common Stock held by the Reporting Person as trustee of a trust for his benefit. The shares of Class B Common Stock are immediately convertible at the holder's option into shares of Class A Common Stock.

            Does not include 228,764 shares of Class A Common Stock and 1,522,970 shares of Class B Common Stock held in the name of the Reporting Person's spouse as trustee of a trust for her benefit or as trustee or co-trustee of trusts for the benefit of their adult children and grandchildren. The Reporting Person disclaims beneficial ownership of such shares.

      2     Held  in  the  name  of  Lavin  Family  Foundation,  a  charitable foundation of which the Reporting Person is the President and a Director.

CUSIP No. 016068101                       SCHEDULE 13G


                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:      January 28, 1994



Signature:   /s/ Leonard H. Lavin
                 Leonard H. Lavin
                                                              OMB APPROVAL

                                           OMB Number            3235-0145
                                           Expires:       October 31, 1994
                                           Estimated average burden hours
                                           per response              14.90

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           Schedule 13G


                   Under the Securities Exchange Act of 1934
                       (Amendment No.      10        )*


                            ALBERTO-CULVER COMPANY
                                (Name of Issuer)

                CLASS B COMMON STOCK, $.22 par value per share
                           (Title of Class of Securities)

                                   013068101
                                  (CUSIP Number)


Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO.  013068101             13G


1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LEONARD H. LAVIN

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                           (a)
                                                           (b)

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States


NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH  5    SOLE VOTING POWER

           1,548,230 shares Class B Common Stock**

      6    SHARED VOTING POWER

           12,000 shares Class B Common Stock**

      7    SOLE DISPOSITIVE POWER

           1,548,230 shares Class B Common Stock**

      8    SHARED DISPOSITIVE POWER

           12,000 shares Class B Common Stock**

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,560,230 shares Class B Common Stock**

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

Excluded are 1,522,970 shares of Class B Common Stock and 228,764 shares of Class A Common Stock held in the name of the Reporting Person's spouse as trustee of a trust for her benefit or as trustee or co-trustee of trusts for the benefit of their adult children and grandchildren. The Reporting Person disclaims beneficial ownership of such shares.
                                                               X

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

     9.3%**

12   TYPE OF REPORTING PERSON *

     IN

              * SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Does  not  include shares  of  the Issuer's  Class  A common stock, $.22 par value (the "Class A Common Stock") which are convertible by the Issuer into shares of Class B Common Stock.



CUSIP No. 013068101                SCHEDULE 13G


                 ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.


Item 4.     Ownership.

      (a)   Amount Beneficially Owned:    1,560,230 shares of Class B Common
                                       Stock

      (b)   Percentage of Class:          9.3%

      (c)   Number of shares as to
                  which such person has:




       (i)  Sole power to vote:     1,548,2301 shares of Class B Common Stock
      (ii)  Shared power to vote:      12,0002 shares of Class B Common Stock
     (iii) Sole power to dispose:   1,548,2301 shares of Class B Common Stock
      (iv)  Shared power to dispose:   12,0002 shares of Class B Common Stock




      1     Does not  include 594,852 shares  of Class A Common  Stock held by the Reporting Person as trustee of a trust for his benefit which are convertible by the Issuer into shares of Class B Common Stock.

            Also does not include 1,522,970 shares of Class B Common Stock and 228,764 shares of Class A Common Stock held in the name of the Reporting Person's spouse as trustee of a trust for her benefit and as trustee or co-trustee of trusts for the benefit of their adult children and grandchildren. The Reporting Person disclaims beneficial ownership of such shares.

      2 Held in the name of Lavin Family Foundation, a charitable foundation of which the Reporting Person is the President and a Director. Does not include 103,044 shares of Class A Common Stock held by Lavin Family Foundation which are convertible by the Issuer into shares of Class B Common Stock.





CUSIP No. 013068101                SCHEDULE 13G


                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     January 28, 1994



Signature:  /s/ Leonard H. Lavin
                Leonard H. Lavin